# Interim Report



BAE SYSTEMS

## Contents



## About BAE Systems

BAE Systems is an international company engaged in the development, delivery and support of advanced defence and aerospace systems in the air, on land, at sea and in space.

The company designs, manufactures and supports military aircraft, combat vehicles, surface ships, submarines, radar, avionics, communications, electronics and guided weapon systems. It is a pioneer in technology with a heritage stretching back hundreds of years and is at the forefront of innovation, working to develop the next generation of intelligent defence systems.

BAE Systems has major operations across five continents and customers in some 130 countries. The company employs almost 100,000 people and generates annual sales of approximately £15 billion through its wholly-owned operations and equity accounted investments.

More information about BAE Systems can be found on:
**www.baesystems.com**

We welcome your views. Email any comments to
**investors@baesystems.com**

## Results in brief

| From continuing operations | Six months to 30 June 2005 | Six months to 30 June 2004[1] |
|---|---|---|
| **Order book[2]** | **£52.5 billion** | £45.2 billion |
| **Sales[3]** | **£6,773 million** | £5,962 million |
| **EBITA[4]** | **£566 million** | £470 million |
| **Operating profit** | **£488 million** | £392 million |
| **Underlying basic earnings per share[5]** | **10.7p** | 7.7p |
| **Basic earnings per share[6]** | **10.9p** | 7.4p |
| **Dividend per share** | **4.0p** | 3.7p |
| **Net cash inflow from operating activities** | **£586 million** | £268 million |
| **Net debt as defined by the group** | **£2,239 million** | £1,878 million |

## Highlights

Strategy delivering
- unrivalled transatlantic defence position
- global land systems business
- recovery of UK programmes
- progress on European restructuring

Strong operating performance
- sales up 13.6%
- EBITA[4] up 20.4%
- underlying earnings per share up 39%
- record order book

Return to growth confirmed
- dividend increased 8.1%

## Outlook

Looking forward to 2005 as a whole, we now see growth from our defence businesses at a rate approaching that achieved in 2004. In addition, there will be a contribution from the full six months second half trading of United Defense. We also anticipate an improved year on year contribution from our Commercial Aerospace activities. Overall, the company is set to deliver good growth in 2005.

1 as restated under International Financial Reporting Standards
2 including share of equity accounted investments' order books and after the elimination of intra-group orders of £1.0bn (2004 £1.6bn)
3 including share of equity accounted investments' sales
4 earnings before amortisation and impairment of intangible assets, finance costs and taxation expense (statutory presentation is shown on page 16)
5 earnings per share excluding amortisation and impairment of intangible assets, non-cash finance movements on pensions and financial derivatives, and profit in acquired
6 basic earnings per share in accordance with International Accounting Standard 33

# Chairman's letter

**I am pleased to report that BAE Systems has made further good progress in the first half of 2005.**

We have grown the company's position in the US and refocused our business interests in Europe. In particular, the acquisition of United Defense has firmly established BAE Systems as a leading supplier of defence systems in the United States.

We are now also seeing the benefits of the work over recent years to eliminate inappropriate risk and improve returns from our major programmes business with the UK Ministry of Defence.

In addition to the recovery in our UK businesses we have built a strong position in the US; the world's largest defence market. Through a combination of organic growth and a series of strategic acquisitions the company will have grown the sales of its US business at a compound annual rate of 27% between 2000 and the end of 2005.

This successful implementation of our strategy is now benefiting the company's operational performance, strengthening our position as the premier transatlantic aerospace and defence company and underpinning the plan for future growth.

BAE Systems has come a long way in recent years. Shareholders are now benefiting from our strong portfolio of businesses with good profitable growth.

Three new non-executive directors have been appointed to the Board. In June, Peter Weinberg, a senior director of Goldman Sachs Inc. and former CEO of Goldman Sachs International, joined the Board. Mr Weinberg has dual US and UK citizenship.

I am also pleased to welcome Philip Carroll and Roberto Quarta who have joined the Board with effect from today. Mr Carroll, a US citizen, is the former chairman and chief executive officer of Fluor Corporation and the former president and chief executive officer of Shell Oil Company Inc. Mr Quarta is chairman and was formerly chief executive of BBA plc and is a partner of the private equity firm Clayton, Dubilier & Rice. Based in the UK, Mr Quarta was born in Italy and is a naturalised US citizen.

Together these appointments bring a wealth of relevant experience from a US, UK and international perspective and will make a significant contribution to furthering BAE Systems strategy of being the premier transatlantic aerospace and defence company.

The improved performance reflected in the financial results for the first half, together with the improving growth outlook, have enabled the Board to declare an increased interim dividend of 4.0p.

As we go forward we are all committed to improve our performance in everything we do and to continue the clean execution of our strategy.

**Dick Olver**
Chairman

6 September 2005



"Shareholders are now benefiting from our strong portfolio of businesses with good profitable growth."

# Chief Executive's review

**The financial performance of the business in the first half reflects advances made throughout the company.**

A significant improvement has been achieved in the performance from our Programmes activities in the UK, notably from the Typhoon programme.

The company's activities in North America continued to perform well. Businesses acquired in 2004 have been successfully integrated and contributed to that performance.

The increased contributions from our UK and US defence contracts have more than offset the reduction in contribution from export contracts.

The acquisition of United Defense was a key step in the company's strategy to build BAE Systems position as the premier transatlantic aerospace and defence company. With this acquisition BAE Systems businesses in the US will have proforma 2005 sales of approximately $8.5bn. The company is now well placed to support the US military's growing emphasis on inter-operability, affordable transformation and force sustainment and to meet emerging customer requirements with increased emphasis on land systems, including the refurbishment and upgrade of existing vehicles and equipment.

Integration of United Defense is now well underway. The acquired land systems activities are part of the newly formed Land & Armaments business group, headquartered in the US, and embracing the former RO Defence and Alvis activities in the UK together with Hägglunds in Sweden and OMC in South Africa.

The United Defense ship repair activity is being integrated with BAE Systems support activities in the US to form an enlarged Customer Solutions business complementing the UK Customer Solutions & Support activities.

In Europe the restructuring of BAE Systems activities continues with a reduction in the company's interest in Saab AB from 34.2% to 20.5% generating cash of £125m. The first phase of the Eurosystems transaction was completed involving the progressive sale of the UK-based sensor systems and electronic warfare activities of the former Avionics business group to Finmeccanica and the restructuring of the former AMS joint venture business to a wholly owned UK-based activity, Integrated System Technologies. This phase of the Finmeccanica transaction was completed for a consideration of £357m.

In the UK we continue to deliver wide-ranging support activities in partnership with the UK Ministry of Defence's Defence Logistics Organisation and the armed forces. In particular good progress is being made on the future support model for Tornado and the introduction of Typhoon to Royal Air Force service has been successfully achieved with the first Typhoon squadron based with BAE Systems for a period of initial support.

We are progressing our business in the Kingdom of Saudi Arabia. Further success in increasing the local content of the Al Yamamah support programme in Saudi Arabia was achieved. The Al Yamamah programme includes support of equipment previously supplied to the Royal Saudi Air Force by the company. Over recent months three Royal Saudi Air Force Tornado aircraft have been undergoing design evaluation tests at the BAE Systems facility at Warton in the UK. This work is proceeding to plan. The ultimate programme objective is to improve serviceability, address obsolescence, and enhance and sustain the capability of the aircraft.

Good progress continues across all major programmes with the financial performance of the Programmes business group benefiting from good project execution.

The Airbus business continues to perform well with production deliveries rising to meet airline market demand and with the first flight of the new 550 seat Airbus A380 airliner which took place in April 2005.

The company continues to focus on embedding a high performance culture and enhancing its internal processes. As part of this we have recently formed a company-wide Centre for Performance Excellence to provide leadership, measure performance and spread best practice. Work being undertaken will help define additional performance indicators for future internal business planning and enhanced external reporting.

Despite all the positive progress achieved in recent times there remains much to be done to further enhance value for our shareholders.

Pension funding is an issue for the company and employees alike. Together we have already taken a number of important steps to close the funding deficit and I believe that with the constructive approach taken by all parties we will agree a plan to fully address this issue in the near future.

I see further opportunities to build the order book and winning new export business remains an important objective going forward. We have also been successful in building our support business and there are opportunities to further expand our support activities to the mutual benefit of both our shareholders and customers.

We have made further strides in executing our strategy. We are the only defence company that can grow at the very highest level of capability in the US whilst also deriving value from our strong capabilities and market position in Europe.

Our recent acquisition of United Defense demonstrates the strategic strength of BAE Systems. Less than two years ago we had only a small foothold in land systems and now we are number two in the world in this sector with proforma annual sales of approximately $3.4bn.

To conclude, we have achieved an excellent first half performance and a good basis from which to deliver growth in profitability not only for the full year but also over our forward planning period. We have taken significant steps towards the implementation of our strategy. Underpinning this is improved operational performance right across our company.



**Mike Turner**
Chief Executive

6 September 2005

"We are the only defence company that can grow at the very highest level of capability in the US whilst also deriving value from our strong capabilities and market position in Europe."

# Financial review

**Results for the period - continuing operations**
EBITA[2] increased to £566m from £470m for the same period last year, on sales[1] of £6,773m (2004 £5,962m).

Underlying basic earnings per share[3] for the half year were up by 39% to 10.7p when compared with 2004.

Basic earnings per share increased by 47% to 10.9p (2004 7.4p).

**Finance costs**
Finance costs, including the group's share of equity accounted investments, were £56m (2004 £85m). The underlying interest charge of £96m (2004 £98m) was reduced by a net gain of £40m (2004 £13m) arising from pension accounting, mark-to-market revaluations of financial instruments and foreign currency movements.

**Taxation**
The group's effective tax rate for the period was 29% (2004 34%) which compares with the UK corporation tax rate of 30%.

**Dividend**
The Board is recommending an interim dividend of 4.0p per share (2004 3.7p).

**Cash flows**
Cash inflow from operating activities was £586m (2004 £268m) with capital expenditure and financial investment of £175m (2004 £27m).

Operating business cash inflow was £493m compared with £285m in the first half of 2004.

Free cash inflow, after interest, preference dividends and taxation, was £421m (2004 £171m).

A small cash outflow is expected in the second half of 2005.

**Pensions**
The group has adopted IAS 19 Employee Benefits. The methodology and assumptions used to calculate the value of pension assets and liabilities are substantially the same as for Financial Reporting Standard 17 Retirement Benefits, but using bid prices at valuation date for equities rather than mid-market prices.

The group has allocated an appropriate share of the IAS 19 pension deficit to the equity accounted investments using a consistent method of allocation. The group's share of the IAS 19 pension deficit is now included on the balance sheet, and the group's share of the IAS 19 pension deficit allocated to the equity accounted investments is included within fixed asset investments.

The reported IAS 19 pension deficit at 30 June 2005 is £2.8bn after tax (2004 £2.0bn). Liabilities increased due to reductions in the real discount rates from 2.6% to 2.3% in the UK and 2.9% to 2.3% in the US. This increase was partially mitigated by better than expected returns on assets.

As explained in previous reports, the valuing of assets and liabilities at a point in time rather than matching expectations of assets and liabilities over time has no impact on short-term

## Summarised income statement from continuing operations

| | **Six months to 30 June 2005 Unaudited £m** | Six months to 30 June 2004 Unaudited £m | Year to 31 December 2004 Unaudited £m |
|---|---|---|---|
| **Sales[1]** | **6,773** | 5,962 | 13,222 |
| EBITA[2] - subsidiaries | **363** | 317 | 668 |
| EBITA[2] - equity accounted investments | **203** | 153 | 348 |
| EBITA[2] | **566** | 470 | 1,016 |
| Amortisation | **(19)** | (2) | (13) |
| Impairment | **—** | (16) | (97) |
| Net finance costs[1] | **(56)** | (85) | (176) |
| Taxation expense[1] | **(147)** | (130) | (273) |
| **Profit for the period** | **344** | 237 | 457 |
| Basic earnings per share | **10.9p** | 7.4p | 14.2p |
| Underlying basic earnings per share[3] | **10.7p** | 7.7p | 17.4p |
| **Dividend per share** | **4.0p** | 3.7p | 9.5p |

## Segmental analysis

| | Sales[1] | | EBITA[2] | |
|---|---|---|---|---|
| | **Six months to 30 June 2005 Unaudited £m** | Six months to 30 June 2004 Unaudited £m | **Six months to 30 June 2005 Unaudited £m** | Six months to 30 June 2004 Unaudited £m |
| Electronics, Intelligence & Support | **1,715** | 1,468 | **151** | 117 |
| Land & Armaments | **337** | 133 | **8** | (2) |
| Programmes | **1,207** | 834 | **88** | (7) |
| Customer Solutions & Support | **1,279** | 1,444 | **185** | 249 |
| Integrated Systems & Partnerships | **722** | 810 | **17** | 24 |
| Commercial Aerospace | **1,660** | 1,446 | **154** | 117 |
| HQ and other businesses | **34** | 46 | **(37)** | (28) |
| Intra-group | **(181)** | (219) | **—** | — |
| | **6,773** | 5,962 | **566** | 470 |

## Exchange rates

| | **Six months to 30 June 2005** | Six months to 30 June 2004 |
|---|---|---|
| £/€ — average | **1.459** | 1.485 |
| £/$ — average | **1.873** | 1.822 |
| £/€ — period end | **1.481** | 1.491 |
| £/$ — period end | **1.792** | 1.812 |

cash contributions to the pension schemes. These funding requirements are derived from separate independent actuarial valuations. The company is in consultation with employees as to ways of addressing the deficit, which is likely to require an additional cash contribution.

**International Financial Reporting Standards**
Following the European Union's adoption of International Financial Reporting Standards (IFRS), BAE Systems adopted IFRS for accounting periods from 1 January 2005. The financial information in this report has been prepared in accordance with IFRS, and all comparative financial information for the six months to 30 June 2004 and the year to 31 December 2004 has been prepared on the same basis, with the exception of International Accounting Standard (IAS) 32 Financial Instruments: Disclosure and Presentation and IAS 39 Financial Instruments: Recognition and Measurement that have been applied from 1 January 2005. This is more fully explained in note 1 to the financial statements.

Under UK GAAP the group has previously presented a measure of its performance that excluded exceptional and non-trading items. Under IFRS this measure of performance of the business will be earnings before finance costs, taxation expense, and amortisation and impairment of intangible assets (EBITA) from continuing operations.

## Operating business cash flow

| | **Six months to 30 June 2005 Unaudited £m** | Six months to 30 June 2004 Unaudited £m |
|---|---|---|
| Cash flow from operating activities | **586** | 268 |
| Capital expenditure (net) and financial investment | **(175)** | (27) |
| Dividends from equity accounted investments | **82** | 44 |
| **Operating business cash flow** | **493** | 285 |
| Interest and preference dividends | **(55)** | (91) |
| Taxation | **(17)** | (23) |
| **Free cash inflow** | **421** | 171 |
| Electronics, Intelligence & Support | **173** | 118 |
| Land & Armaments | **(50)** | (54) |
| Programmes | **(88)** | (145) |
| Customer Solutions & Support | **429** | 332 |
| Integrated Systems & Partnerships | **(106)** | (40) |
| Commercial Aerospace | **294** | 120 |
| HQ and other businesses | **(130)** | (12) |
| Discontinued businesses | **(29)** | (34) |
| **Operating business cash flow** | **493** | 285 |

1 including share of equity accounted investments
2 earnings before amortisation and impairment of intangible assets, finance costs and taxation expense (statutory presentation is shown on page 16)
3 earnings per share excluding amortisation and impairment of intangible assets, non-cash finance movements on pensions and financial derivatives, and profit in acquired inventories (see note 5)

# Business group reviews

**A number of changes have been made to the organisational structure of BAE Systems resulting from the Eurosystems transaction completed in April 2005 and the acquisition of United Defense Industries, Inc. at the end of June 2005.**

BAE Systems has previously reported its trading performance through seven business groups: Programmes, Customer Solutions & Support, International Partnerships, Avionics, North America, Commercial Aerospace and HQ and other businesses. The re-alignment of external reporting to the new organisation now results in the company reporting through seven revised business groups as follows:

**Electronics, Intelligence & Support**
Electronics, Intelligence & Support comprises the former activities of BAE Systems North America together with those UK-based avionics activities not part of the Eurosystems transaction (principally displays and inertial systems) and the marine repair activities of the former United Defense business.

**Land & Armaments**
Land & Armaments comprises the former RO Defence and Alvis businesses in the UK, Sweden and South Africa and the former United Defense land systems and armaments activities in the US and Sweden.

**Programmes**
Programmes continues to comprise the company's air systems, naval ships and submarines activities. Military aircraft support activities (primarily on Harrier and Tornado) are reported in Customer Solutions & Support. The underwater systems activity has transferred to Integrated Systems & Partnerships.

**Customer Solutions & Support**
Customer Solutions & Support continues to comprise the partnered support activities with the UK MoD's Defence Logistics Organisation, together with the company's Al Yamamah support activities in the Kingdom of Saudi Arabia. In addition, the business group includes the military aircraft support activities previously reported in Programmes and the former Avionics sector activities based in Australia.

**Integrated Systems & Partnerships**
Integrated Systems & Partnerships comprises the wholly owned UK-based Integrated System Technologies business (combining the former AMS UK and UK C4ISR[6] activities) together with Atlas Elektronik and the underwater systems activity transferred from Programmes. The business group also includes the company's 37.5% interest in the MBDA guided weapons joint venture, 20.5% interest in Saab AB and 50% interest in Gripen International.

**Commercial Aerospace**
Commercial Aerospace continues to comprise the company's 20% interest in Airbus together with the Aerostructures business and Regional Aircraft support.

**HQ and other businesses**
HQ and other businesses comprises unallocated head office costs and UK shared services activity, including research and property management. The former RO Defence and Alvis land systems businesses are now reported in the new Land & Armaments business group.

# Electronics, Intelligence & Support

Electronics, Intelligence & Support comprises the former activities of BAE Systems North America together with UK-based displays and inertial systems activities and the marine repair activities of the former United Defense business.

| | Six months to 30 June 2005 Unaudited | Restated Six months to 30 June 2004 Unaudited | Restated Year to 31 December 2004 Unaudited |
|---|---|---|---|
| Order book[1] | £3.4bn | £3.2bn | £3.1bn |
| Sales[2] | £1.7bn | £1.5bn | £3.1bn |
| EBITA[3] | £151m | £117m | £256m |
| Cash inflow[4] | £173m | £118m | £190m |
| Number of employees[5] | 32,800 | 26,300 | 30,000 |

**BAE Systems US-headquartered Electronics, Intelligence & Support business group achieved EBITA[3] of £151m (2004 £117m) on sales[2] of £1,715m (2004 £1,468m), generating operating cash inflow[4] of £173m (2004 £118m).**

Following the acquisition of United Defense in late June 2005, BAE Systems reorganised its business in the US into three operating groups. These new businesses are fully integrated enterprises, organised and structured to face key market segments. The Land & Armaments group is reported separately.

**Electronics and Intelligence**

The newly formed Electronics & Integrated Solutions (E&IS) will build on, and further transform, BAE Systems already strong electronics and C4ISR capabilities. E&IS consolidates the capabilities of BAE Systems former Information and Electronic Systems Integration and Platform Solutions sectors, along with the capabilities of our National Security Solutions line of business.

E&IS is responsible for the Electronic Warfare system for the F-35 Joint Strike Fighter (JSF) which has now flown successfully for the first time. The Electronic Warfare system will serve as the nerve centre for F-35 JSF pilots, enhancing their ability to identify, monitor, analyse and respond to potential threats.

The company continues to win contracts to develop advanced C4ISR and network-centric capabilities for both the US and UK armed forces. The recent selection of BAE Systems to provide the next generation of Intelligence, Surveillance, Target Acquisition and Reconnaissance systems for the Royal Navy involves the company's businesses in both the US and UK.

BAE Systems completed the final demonstration of the current phase of the WolfPack programme for the Defense Advanced Research Projects Agency. WolfPack is developing technologies to deny enemy use of communications and radars throughout the battlespace.

In early 2005, the first flight test of a digital flight control system for the US Army's CH-47 Chinook was completed, representing a significant milestone in the US Army's programme to modernise up to 300 Chinook helicopters.

BAE Systems is the largest avionics supplier for the C-17 transport aircraft and is the systems integrator for the programme to develop the aircraft's modernised electronic flight control system. The company has successfully completed flight tests for the newly-designed flight control computer as part of that modernisation programme.

Mission-critical radiation-hardened microprocessors have been provided by BAE Systems for NASA's DEEP IMPACT mission to the comet TEMPEL 1. In addition, the company's microprocessors continue to drive the two Mars Rovers and the Cassini space probe. A research and development contract was awarded by NASA to extend the performance range of semiconductor devices that will enable NASA to continue exploring and examining the surfaces of the Moon and Mars.

BAE Systems is participating in the research and development of a new combat identification solution that is providing immediate benefits to the war fighter and will deliver long-term benefits to the Army's Future Combat System. The Future Combat System transition team is responsible for the design, engineering and delivery of communications payload solutions.

Low-rate initial production for up to 484 Advanced Threat Infrared Countermeasures/ Common Missile Warning Systems is underway. This advanced directable jamming system provides fixed wing aircraft and helicopters with enhanced protection against infra-red guided missile threats.

In a related technology, the company is in Phase II of an 18-month US Department of Homeland Security Counter-MANPADS (Man-Portable Air Defence Systems) programme to protect commercial aircraft against threats posed by infrared guided missiles. Flight tests will begin in September and will be completed by December. It is anticipated that the Department of Homeland Security will provide the White House

1 including share of equity accounted investments' order books and before the elimination of intra-group orders
2 including share of equity accounted investments' sales
3 earnings before amortisation and impairment of intangible assets, finance costs and taxation expense (statutory presentation is shown on page 16)
4 net cash inflow/(outflow) from operating activities after capital expenditure (net) and financial investment and dividends from equity accounted investments
5 includes share of equity accounted investments' employees
6 Command, Control, Communication and Computing, Intelligence, Surveillance and Reconnaissance

ELECTRONICS, INTELLIGENCE & SUPPORT (CONTINUED)

and Congress with recommendations in January 2006 on the most viable solution to defend against such threats.

The US Air Force has selected BAE Systems, in partnership with Raytheon, to develop an advanced network-centric mission planning capability for the U-2 reconnaissance aircraft. The contract also directs the team to develop common software that can be used to plan intelligence, surveillance and reconnaissance missions for several types of manned and unmanned aircraft.

BAE Systems has also been selected by the US Navy to provide precision geopositioning software for Department of Defense (DoD) applications. BAE Systems will develop software geopositioning services capable of calculating accurate, three-dimensional geographic coordinates to help target coordinate-seeking weapons.

**Customer Solutions**
The capabilities of BAE Systems Information Technology, BAE Systems Technology Solutions and US Marine Repair are being consolidated to form a US-based customer support business which will deliver a broad spectrum of support and outsourcing services in growth areas. Customer Solutions is the US counterpart organisation to BAE Systems UK-based Customer Solutions & Support business. This linkage provides potential to leverage its presence in the global solutions and support market.

One of five large-business prime contract awards for the US Navy's Fleet Numerical Meteorology and Oceanography Center was awarded to BAE Systems. The company will provide information technology engineering, scientific, technical and analytical services to the Center which supplies meteorological and oceanographic products to the US Navy and other parts of the DoD worldwide.

The US Department of Justice has awarded BAE Systems a five-year contract to provide network operation support and engineering services for the FBI. As prime contractor, the company will provide technical resources to support FBI engineering and implementation efforts covering operational networks to include servers, e-mail and router switches.

The National Information Assurance Partnership certified the latest version of a BAE Systems secure operating system with the highest security rating awarded to any system in the US to date. The company-developed operating system is a high-assurance, multi-level security system that permits organisations to securely share authorised data at different classification levels and compartments. The operating system and its predecessor versions are currently deployed in more than 700 installations across the DoD and intelligence communities.

Building on the strength of its Information Technology business, BAE Systems continues to provide a wide range of systems engineering and technical services for the US armed forces and several federal agencies. As a prime contractor for the US Navy, the company has earned several new and re-compete contracts, continuing its track record of support for various Naval Commands. Included in these is a contract from the US Navy's Space and Naval Warfare Systems Center to provide evaluations, surveys, design, procurement, integration, installation, testing and sustainment of security and Anti-Terrorism-Force protection systems at US government facilities worldwide. In addition, the company has been awarded two prime contracts by the Naval Systems Sea Command to provide technical services such as research, development, test and evaluation in support of the Naval Undersea Warfare Center Division.

The former United Defense business, US Marine Repair, is being integrated with BAE Systems other US customer solutions activities. As the largest US non-nuclear ship repair, maintenance and overhaul business the company is well-positioned to support the US Navy's ongoing requirements for repair, overhaul and maintenance of its fleet of non-nuclear surface vessels from strategic locations in the US Navy's largest home ports.

# Land & Armaments

Land & Armaments comprises the former RO Defence and Alvis businesses in the UK, Sweden and South Africa and the former United Defense land systems and armaments activities in the US and Sweden.

| | Six months to 30 June 2005 Unaudited | Restated Six months to 30 June 2004 Unaudited | Restated Year to 31 December 2004 Unaudited |
|---|---|---|---|
| **Order book[1]** | **£4.4bn** | £0.9bn | £2.2bn |
| **Sales[2]** | **£0.3bn** | £0.1bn | £0.5bn |
| **EBITA[3]** | **£8m** | £(2)m | £(8)m |
| **Cash (outflow)/inflow[4]** | **£(50)m** | £(54)m | £60m |
| **Number of employees[5]** | **10,300** | 2,400 | 4,800 |

**In the first half of 2005, the Land & Armaments group achieved EBITA[3] of £8m (2004 loss of £2m) on sales[2] of £337m (2004 £133m) and generated an operating cash outflow[4] of £50m (2004 £54m).**

The acquisition of United Defense was completed on 24 June 2005 and a new Land & Armaments business group was created.

The business group results include contribution to sales of £43m and profit of £nil for five days trading of United Defense.

The first half results for the Land & Armaments business group also include contributions from operations in Sweden and South Africa. Measures to improve profitability in the UK operations are being reviewed for implementation during the second half of 2005.

The core capabilities of the new business group include design, development, production, systems upgrade and integration and through-life support for a wide variety of land systems, most notably the US Bradley Fighting Vehicle, as well as a broad offering of naval guns products from minor calibre to large systems.

The US Army awarded a series of orders and contract modifications worth $1.127 billion to remanufacture and upgrade more than 500 Bradley Combat System vehicles. Under the four delivery orders, Land & Armaments will provide the latest electronic upgrades to this critical system for the US Army. In June, a $141m order to upgrade 59 heavy recovery vehicles to the M88A2 HERCULES configuration was received.

Land & Armaments is actively engaged in the relife of US vehicle systems such as the Bradley Combat System, HERCULES recovery vehicles, M109A6 Paladin self-propelled howitzers and M992A2 resupply vehicles, as well as the M113 family of vehicles. In partnership with various US army installations, Land & Armaments is working side by side with its customers to return these systems to combat ready status.

Land & Armaments has been selected for four contracts which could ultimately total $479m to relife the M109A6 Paladin self-propelled howitzer, the M88A1 medium recovery vehicle, the M992A2 field artillery ammunition supply vehicle and the M9 armoured combat earthmover.

In addition to supporting current force requirements, Land & Armaments has key positions on both the US Army's Future Combat Systems programme with manned ground vehicles and armed robotic vehicles and on the programme for the next generation of advanced gun system and vertical launching system for the US Navy's new destroyer DD(X).

The company continues to plan and execute highly successful testing of the US Army's Non-Line-of-Sight Cannon (NLOS-C) system demonstrator, the lead Manned Ground Vehicle system of the Future Combat System. During May, the team installed a new 38 calibre cannon and electric drive breech assembly on the system demonstrator and fired it successfully during the first week in June. The new cannon is a key step forward in lightening the weight of the NLOS-C, while maintaining the systems' exceptional accuracy and rate of fire.

The assembly of Engineering Development Models for both the 155mm Advanced Gun System and the Mk 57 Vertical Launching System for the US Navy's new DD(X) destroyer are complete and a $376 million contract was awarded for the continuation of design, development and test of the gun including the fully automated gun magazine and the Long Range Land Attack Projectile.

The prototype vehicle for Terrier, the UK's next generation air-transportable armoured combat engineering vehicle, completed its roll out.

The M777 lightweight 155mm field howitzer programme for the US Marine Corps continues successfully to deliver low rate initial production units to the customer. Following successful operational testing of the low rate units, the full rate production contract was awarded in March which will deliver 495 howitzers over the next four years along with the upgrade of the 94 low rate units currently being delivered.

Other major contracts received in the first half of the year include two contracts from the UK MoD for the manufacture and initial supply of 105mm Improved Ammunition and an equipment support contract for the AS90 self-propelled howitzer, building on the successful partnered air support model.

The Hägglunds business has continued to deliver strong results and secured orders in the first half of 2005 for the delivery of all terrain vehicles to Germany and the Netherlands.

1 including share of equity accounted investments' order books and before the elimination of intra-group orders
2 including share of equity accounted investments' sales
3 earnings before amortisation and impairment of intangible assets, finance costs and taxation expense (statutory presentation is shown on page 16)
4 net cash inflow/(outflow) from operating activities after capital expenditure (net) and financial investment and dividends from equity accounted investments
5 includes share of equity accounted investments' employees

# Programmes

Programmes comprises the company's air systems, naval ships and submarines activities together with the company's participation in the management of the UK's Future Carrier (CVF) programme.

| | Six months to 30 June 2005 Unaudited | Restated Six months to 30 June 2004 Unaudited | Restated Year to 31 December 2004 Unaudited |
|---|---|---|---|
| **Order book[1]** | **£12.9bn** | £10.9bn | £13.0bn |
| **Sales[2]** | **£1.2bn** | £0.8bn | £2.2bn |
| **EBITA[3]** | **£88m** | £(7)m | £10m |
| **Cash (outflow)/inflow[4]** | **£(88)m** | £(145)m | £442m |
| **Number of employees[5]** | **15,700** | 16,400 | 15,700 |

**In the first half of 2005, the Programmes business group achieved EBITA[3] of £88m (2004 loss £7m) on sales[2] of £1,207m (2004 £834m). The improved profitability reflects the much reduced risk across the Programmes group and, notably, trading on Typhoon. The business group had an operating cash outflow[4] of £88m (2004 £145m).**

**Typhoon**
The air forces of the four partner nations had, by mid-year, accepted delivery of 52 Typhoon aircraft. These aircraft are deployed with training and development squadrons across Europe.

Ground and aircrew training has progressed rapidly with over 1,300 hours being flown by the Royal Air Force (RAF). The first RAF Squadron has moved to its permanent operating base at RAF Coningsby, after a highly successful build up phase at BAE Systems Warton site. This included deployments to Singapore and the US.

The capability of the aircraft continues to grow with each partner nation having taken delivery of a Batch 2 standard aircraft. The capability growth to a full multi-role weapon system is planned to continue through the life of the programme.

The four nations Tranche 2 programme for a further 236 aircraft is under contract and has been launched across European industry.

Work continues on the first export contract for 18 Typhoon aircraft for Austria.

**Hawk**
Significant progress has been made in the first half of 2005 on the Indian Air Force (66 aircraft) and the RAF design and development contracts for Hawk, both secured in 2004.

22 Indian Air Force aircraft are now in build and the first Indian Air Force pilots graduated from RAF Valley in May at an event attended by HRH Prince Charles.

The RAF Hawk development programme continues to mature the open architecture computer and sensor simulation. The first Mk128 standard Hawk has now flown demonstrating these technologies. This growing level of maturity is expected to facilitate the release of a production contract from the UK MoD.

The South African aircraft build contract (24 aircraft) continues to schedule and in May a significant milestone was achieved when Rolls-Royce's new Mk951 Adour engine successfully completed the final major technical demonstration milestone. The first South African Hawk aircraft is on schedule for customer acceptance in the second half of 2005, with deliveries averaging two per month thereafter.

**Nimrod**
The first and second Nimrod development aircraft, PA01 and PA02, continue to make good progress through the flight test programme with encouraging results being achieved at this early stage. The third development aircraft, PA03, is also progressing well and the aircraft made its first flight in August 2005.

Confidence in the programme continues to grow. Production contract discussions are now underway.

**JSF**
BAE Systems is partnered with Lockheed Martin and Northrop Grumman on the F-35 Joint Strike Fighter (JSF) programme. UK participation involves the design and manufacture of the rear fuselage and stabilisers. The JSF System Development and Demonstration (SDD) contract is a cost plus award fee contract and has continued to make a profitable contribution during the period.

In May 2005 the programme achieved a major milestone by delivering the first major units to the Lockheed Martin final assembly line. This delivery is a key step towards the first flight of the conventional take-off and landing (CTOL) variant in 2006.

In addition, development engineering is progressing to plan, maturing the engineering definition of the short take-off vertical landing (STOVL) variant in preparation for the manufacture of STOVL parts which will commence in the second half of 2005.

In parallel with delivery of the SDD contract, activity is underway in the preparation of the bid for the first JSF production contract. Contract award is anticipated early in 2007 with the first tranches of BAE Systems work being commenced shortly thereafter.

**Naval Ships**
At Naval Ships, work on the major contracts, Type 45 and Landing Ship Dock (Auxiliary) (LSD(A)), is proceeding well and in line with the respective programmes.

All blocks for the first of class Type 45 destroyer are now in Glasgow, the bow unit having arrived from VT Group's facility at Portsmouth in mid-June. The whole ship is now aligned on the berth in the Scotstoun assembly hall and is on target to launch in early 2006. Build on ships 2 and 3 is progressing well, with anticipated efficiencies already being achieved between first and second of class.

The second of the LSD(A) vessels, Cardigan Bay, was launched on 9 April 2005, exactly one year after her sister ship, Mounts Bay, which itself is on track to commence sea trials in September and be delivered to the customer before the end of 2005.

The customer's failure to accept the three completed Brunei Offshore Patrol Vessels is now subject to arbitration.

**Submarines**
Since the contract amendment in December 2003, the Astute project has demonstrated significantly improved performance with good schedule adherence. All seven milestones for 2004 were achieved with six ahead of programme. This performance has continued into 2005 with all five key milestones achieved ahead of target. The Astute programme remains on schedule to meet the first planned delivery in late 2008.

Order book benefited from awards to support the programme for the second and third Astute class boats.

**Future Carrier**
BAE Systems is a member of the Aircraft Carrier Alliance (the Alliance) with the UK MoD, Thales UK and KBR UK formed to manage supply of the Royal Navy's future aircraft carriers.

During the first half of the year the CVF programme has undertaken a comprehensive review of cost, schedule and capability to agree a joint position within the Alliance. The review was successful and has provided an agreed baseline from which to move forward. The MoD's formal launch of design and development is anticipated next year.

BAE Systems continues to lead on the Mission Systems on behalf of the Alliance. In addition to this, BAE Systems is in the process of establishing a shipbuilding entity which will be responsible for the detailed design and build of the vessels on behalf of the Alliance.

1 including share of equity accounted investments' order books and before the elimination of intra-group orders
2 including share of equity accounted investments' sales
3 earnings before amortisation and impairment of intangible assets, finance costs and taxation expense (statutory presentation is shown on page 16)
4 net cash inflow/(outflow) from operating activities after capital expenditure (net) and financial investment and dividends from equity accounted investments
5 includes share of equity accounted investments' employees

# Customer Solutions & Support

Customer Solutions & Support comprises the partnered support activities with the UK MoD's Defence Logistics Organisation, together with the company's Al Yamamah support activities in the Kingdom of Saudi Arabia. In addition the business group includes the military aircraft support activities previously reported in Programmes and the former Avionics business group activities based in Australia.

| | **Six months to 30 June 2005 Unaudited** | Restated Six months to 30 June 2004 Unaudited | Restated Year to 31 December 2004 Unaudited |
|---|---|---|---|
| **Order book[1]** | **£4.2bn** | £3.8bn | £4.6bn |
| **Sales[2]** | **£1.3bn** | £1.4bn | £2.9bn |
| **EBITA[3]** | **£185m** | £249m | £497m |
| **Cash inflow[4]** | **£429m** | £332m | £1,102m |
| **Number of employees[5]** | **13,900** | 13,900 | 13,800 |

**In the first half of 2005, the Customer Solutions & Support (CS&S) business group achieved EBITA[3] of £185m (2004 £249m) on sales[2] of £1,279m (2004 £1,444m). The business generated an operating cash inflow[4] of £429m (2004 £332m). CS&S had a strong first half, with order intake, sales and profit on plan.**

BAE Systems has a major presence in the Kingdom of Saudi Arabia, as prime contractor for the UK government-to-government defence agreement, Al Yamamah. The business in Saudi Arabia employs almost 4,600 people, of whom more than half are Saudi nationals.
BAE Systems provides support to the Royal Saudi Air Force, the Kingdom's ground defence infrastructure and naval minehunters.

Performance on the Al Yamamah programme in Saudi Arabia in the first half of 2005 was good with the benefit of a high oil price flowing through to operating cash flow. As previously indicated, margins reduced within the Al Yamamah support operations as the programme embraces greater indigenous Saudi content in repair and overhaul work.

UK support activity under the partnering agreement with the UK MoD's Defence Logistics Organisation (DLO) continued as planned with major orders booked in the first half of 2005 on VC10, E3 Sentry and Harrier Support. At RAF Wyton the joint DLO and CS&S integrated project team continue to address the next phase of partnering on the Tornado programme. This activity received customer approval during the first half of 2005. Work will continue in the second half of 2005 with the DLO and RAF to deliver a value for money partnered support solution that further increases aircraft availability and operational flexibility. Current programmes such as the Nimrod Integrated Support contract continue to deliver, to the customer, operational benefits whilst reducing costs.

In the naval sector, the reactivation and upgrade of the second Type 22 frigate for Romania has been successfully completed and the ship was accepted on schedule in April 2005. Performance on the support contracts for the four Canadian Victoria Class submarines continues to plan.

Naval support and services joint ventures remain an integral part of the CS&S strategy. Flagship Training Limited, which manages the Royal Navy training establishments and markets their training courses to overseas customers, performed strongly. Fleet Support Limited continued to perform well underpinned by the partnering agreement at the UK's Portsmouth Naval Base. BAE Systems has 50% interests in both Fleet Support and Flagship Training.

The Australian business has continued to drive its strategy as the Australian Defence Forces capability partner of choice in integrated military systems and support solutions. Key contracts secured in the first half of 2005 included an upgrade to the electronic warfare self protection on the Australian Defence Forces in-service Blackhawk and Chinook helicopter fleet. The business was also down selected for the fitting of advanced radar warning receivers to the F/A-18 Hornet aircraft fleet.

CS&S continues to progress in developing a coherent information and logistics infrastructure in support of both in-service and new systems and platforms.

Looking forward, CS&S continues to work to sustain a long-term presence in Saudi Arabia and work more closely with the DLO to provide smarter, more integrated support solutions. In particular, good progress is being made on the future support model for Tornado. This is expected to be the operating model for other in-service platforms, and also for new platforms entering service across all domains.

# Integrated Systems & Partnerships

Integrated Systems & Partnerships comprises the wholly owned Integrated System Technologies business (combining the former AMS UK and UK C4ISR activities) together with Atlas Elektronik and Underwater Systems. The business group also includes the company's 37.5% interest in the MBDA guided weapons joint venture, 20.5% interest in Saab AB and 50% interest in Gripen International.

| | **Six months to 30 June 2005 Unaudited** | Restated Six months to 30 June 2004 Unaudited | Restated Year to 31 December 2004 Unaudited |
|---|---|---|---|
| **Order book[1]** | **£6.0bn** | £7.2bn | £7.0bn |
| **Sales[2]** | **£0.7bn** | £0.8bn | £2.0bn |
| **EBITA[3]** | **£17m** | £24m | £95m |
| **Cash (outflow)/inflow[4]** | **£(106)m** | £(40)m | £59m |
| **Number of employees[5]** | **12,300** | 14,000 | 13,900 |

**The business group achieved EBITA[3] of £17m (2004 £24m) on sales[2] of £722m (2004 £810m). This reduction in performance principally reflects the rationalisation programme at Integrated System Technologies together with a lower contribution from Saab following the reduction in BAE Systems interest to 20.5% in March 2005, and a loss of £5m on the disposal of the Saab shares. There was a cash outflow[4] for the period of £106m (2004 £40m), primarily as a result of utilisation of customer advances in MBDA.**

The first half of 2005 has seen the results of a high level of activity in managing the business group's portfolio. The Eurosystems transaction was completed on 29 April 2005. The AMS joint venture was restructured with BAE Systems acquiring full control of the UK part of the business, which has now been integrated with the UK C4ISR activity to form BAE Systems Integrated System Technologies.

Overall, the business group's first half performance reflects the established seasonal pattern. Performance is expected to improve in the second half year, principally in MBDA.

The Integrated System Technologies business has achieved early success with selection on the strategically important Falcon communications infrastructure programme and Shaman, the next generation intelligence, surveillance, target acquisition and reconnaissance system for the UK Royal Navy.

During the first half of 2005, the MEADS (Medium and Extended Air Defence System) design and development contract was secured by MBDA. In addition, a significant order for MICA air-to-air missiles from the French government was received. Significant milestones were achieved during this period with the Brimstone anti-armour system entering service with the RAF and two successful test firings of the Aster 30 missile, an integral part of the PAAMS air defence system for the Royal Navy's Type 45 destroyer.

Meteor is on course for its first test flight towards the end of 2005, when the missile is due to be fired from a Gripen combat aircraft.

In January 2005, a contract was awarded to Atlas for the upgrade of five Royal Swedish Navy vessels with Integrated Mine Counter Measure Systems. This is a key order, with the systems due to be commissioned into operational service between 2008 and 2009.

The company is considering its strategic alternatives for the Atlas business including the possible sale. The company has received a number of proposals from potential buyers.

In Underwater Systems, production qualification trials on the Sting Ray lightweight torpedo programme with the UK MoD were successfully completed.

Saab announced that problems had been encountered on the tactical mission systems for 18 Swedish MoD helicopters that it is contracted to deliver and made a provision of which BAE Systems share is £3.8m.

The Gripen International joint venture delivered the first six Gripen new generation, multi-role fighter aircraft to the Czech Republic in April 2005.

1 including share of equity accounted investments' order books and before the elimination of intra-group orders
2 including share of equity accounted investments' sales
3 earnings before amortisation and impairment of intangible assets, finance costs and taxation expense (statutory presentation is shown on page 16)
4 net cash inflow/(outflow) from operating activities after capital expenditure (net) and financial investment and dividends from equity accounted investments
5 includes share of equity accounted investments' employees

# Commercial Aerospace

Commercial Aerospace comprises the company's 20% interest in Airbus together with the Aerostructures business and Regional Aircraft support.

| | Six months to 30 June 2005 Unaudited | Restated Six months to 30 June 2004 Unaudited | Restated Year to 31 December 2004 Unaudited |
|---|---|---|---|
| **Order book**[1] | **£22.4bn** | £19.9bn | £20.9bn |
| **Sales**[2] | **£1.7bn** | £1.4bn | £2.9bn |
| **EBITA**[3] | **£154m** | £117m | £201m |
| **Cash inflow**[4] | **£294m** | £120m | £226m |
| **Number of employees**[5] | **12,400** | 12,300 | 12,600 |

**In the first half of 2005, the Commercial Aerospace group achieved EBITA[3] of £154m (2004 £117m) on sales[2] of £1,660m (2004 £1,446m) and generated an operating cash inflow[4] of £294m (2004 £120m).**

**Airbus contributed EBITA[3] of £176m (2004 £108m) on sales[2] of £1,531m (2004 £1,316m) and a cash inflow of £350m. This was after charging £107m, the company's share of development costs (2004 £126m), of which £55m (2004 £80m) related to the A380 programme.**

**Airbus**
The first half of 2005 has seen the business continue to perform in line with plan with strong performance in securing new business whilst also achieving the targeted ramp up in aircraft deliveries.

Airbus secured net new orders for 276 aircraft, including a further 10 firm orders for the A380, which represents a 39% market share of total order units placed in the first half of 2005. Significant firm orders were received from China Southern Airlines, China Eastern Airlines, AirAsia, Air Deccan and Kingfisher. The first half of the year closed with commitments announced for a further 250 aircraft with a combined value at list prices of $30bn. Having established an encouraging response from the market for a new A350 twin engine aircraft, with commitments for 125 aircraft from 7 customers by 30 June 2005, the Airbus shareholders will consider the industrial launch of the programme this autumn.

Airbus delivered 189 aircraft during the first half of 2005 compared to the 161 delivered in the same period last year, giving Airbus a 55% market share. BAE Systems share of the Airbus closing order book stands at nearly £22bn.

In April, the A380 successfully undertook its maiden flight, which lasted over four hours. The entry in-service date for the A380 is now anticipated in late 2006.

The A400M military transport aircraft development programme is continuing to plan with major contractual milestones achieved on time. In addition, the first export orders were secured during the first half of the year from South Africa for eight aircraft.

**Aerostructures**
The civil Aerostructures business performance continued to improve beyond a break even position in the first half of 2005. Sales grew by 25% compared with the first six months of 2004 and the growth trend is expected to continue in line with the civil market.

In August, the Precision Aerostructures activities in the US were sold.

**Regional Aircraft**
The company provides extensive support for regional aircraft supplied in previous years.

The results include a loss of £27m reflecting the high level of unrecovered regional aircraft support costs in a continuing difficult market.

1 including share of equity accounted investments' order books and before the elimination of intra-group orders
2 including share of equity accounted investments' sales
3 earnings before amortisation and impairment of intangible assets, finance costs and taxation expense (statutory presentation is shown on page 16)
4 net cash inflow/(outflow) from operating activities after capital expenditure (net) and financial investment and dividends from equity accounted investments
5 includes share of equity accounted investments' employees

# Independent review report to BAE Systems plc

**Introduction**
We have been engaged by the company to review the financial information set out on pages 16 to 31 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

**Directors' responsibilities**
The interim report, including the financial information contained therein, is the responsibility of and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual financial statements except where any changes, and the reasons for them, are disclosed.

As disclosed in note 1 to the financial information, the next annual financial statements of the group will be prepared in accordance with IFRSs adopted for use in the European Union.

**Financial Reporting Standards relevant to interim reports**
The accounting policies that have been adopted in preparing the financial information are consistent with those that the directors currently intend to use in the next annual financial statements. There is, however, a possibility that the directors may determine that some changes to these policies are necessary when preparing the full annual financial statements for the first time in accordance with those IFRSs adopted for use by the European Union. This is because, as disclosed in note 1, the directors have anticipated that certain standards, which have yet to be formally adopted for use in the EU, will be so adopted in time to be applicable to the next annual financial statements.

**Review work performed**
We conducted our review in accordance with guidance contained in Bulletin 1999/4 Review of interim financial information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

**Review conclusion**
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2005.

KPMG

**KPMG Audit Plc**
Chartered Accountants
Registered Auditor

London
6 September 2005

# Consolidated income statement

| | Notes | Six months to 30 June 2005 Unaudited £m | £m | Six months to 30 June 2004 Unaudited £m | £m | Year to 31 December 2004 Unaudited £m | £m |
|---|---|---|---|---|---|---|---|
| **Continuing operations** | | | | | | | |
| **Combined sales of group and equity accounted investments** | | | **6,773** | | 5,962 | | 13,222 |
| Less: adjustment for share of equity accounted investments | | | **(2,140)** | | (2,036) | | (4,405) |
| **Revenue** | 2 | | **4,633** | | 3,926 | | 8,817 |
| **Operating costs** | | | **(4,326)** | | (3,667) | | (8,369) |
| **Other income** | | | **37** | | 40 | | 110 |
| *Group operating profit excluding amortisation and impairment of intangible assets* | | **363** | | 317 | | 668 | |
| *Amortisation* | | **(19)** | | (2) | | (13) | |
| *Impairment* | | **—** | | (16) | | (97) | |
| **Group operating profit** | | | **344** | | 299 | | 558 |
| *Share of results of equity accounted investments excluding finance costs and taxation expense* | | **203** | | 153 | | 348 | |
| *Financial income/(expense)* | | **6** | | (9) | | (27) | |
| *Taxation expense* | | **(65)** | | (51) | | (105) | |
| **Share of results of equity accounted investments** | | | **144** | | 93 | | 216 |
| *Earnings before amortisation and impairment of intangible assets, finance costs and taxation expense (EBITA)* | 2 | **566** | | 470 | | 1,016 | |
| *Amortisation* | | **(19)** | | (2) | | (13) | |
| *Impairment* | | **—** | | (16) | | (97) | |
| *Financial income/(expense) of equity accounted investments* | | **6** | | (9) | | (27) | |
| *Taxation of equity accounted investments* | | **(65)** | | (51) | | (105) | |
| **Operating profit** | | | **488** | | 392 | | 774 |
| **Finance costs** | | | | | | | |
| Financial income | | **610** | | 269 | | 609 | |
| Financial expense | | **(672)** | | (345) | | (758) | |
| | 3 | | **(62)** | | (76) | | (149) |
| **Profit before taxation** | | | **426** | | 316 | | 625 |
| **Taxation expense** | | | **(82)** | | (79) | | (168) |
| **Profit for the period from continuing operations** | | | **344** | | 237 | | 457 |
| **Loss for the period from discontinued operations** | 4 | | **(26)** | | (168) | | (454) |
| **Profit for the period** | | | **318** | | 69 | | 3 |
| **Attributable to:** | | | | | | | |
| Equity shareholders | | | **317** | | 69 | | 2 |
| Minority interests | | | **1** | | — | | 1 |
| | | | **318** | | 69 | | 3 |
| **Earnings per share** | 5 | | | | | | |
| Continuing operations: | | | | | | | |
| Basic earnings per share | | | **10.9p** | | 7.4p | | 14.2p |
| Diluted earnings per share | | | **10.8p** | | 7.4p | | 14.2p |
| Discontinued operations: | | | | | | | |
| Basic earnings per share | | | **(0.8)p** | | (5.5)p | | (14.8)p |
| Diluted earnings per share | | | **(0.8)p** | | (5.5)p | | (14.8)p |

# Consolidated balance sheet

| | Notes | **30 June 2005 Unaudited £m** | 30 June 2004 Unaudited £m | 31 December 2004 Unaudited £m |
|---|---|---|---|---|
| **Non-current assets** | | | | |
| Intangible assets | | **8,220** | 5,825 | 6,115 |
| Property, plant and equipment | | **1,861** | 1,658 | 1,746 |
| Investment property | | **203** | 159 | 155 |
| Equity accounted investments | 6 | **1,781** | 1,396 | 1,469 |
| Other investments | | **34** | 90 | 66 |
| Debtors | | **526** | 425 | 511 |
| Other financial assets | | **69** | — | — |
| Deferred tax assets | | **1,332** | 1,108 | 1,090 |
| | | **14,026** | 10,661 | 11,152 |
| **Current assets** | | | | |
| Inventories | | **578** | 449 | 498 |
| Debtors, including amounts due from customers for contract work | | **2,588** | 2,948 | 2,198 |
| Other investments | | **673** | 662 | 763 |
| Other financial assets | | **44** | — | — |
| Cash and cash equivalents | | **1,705** | 871 | 1,651 |
| | | **5,588** | 4,930 | 5,110 |
| **Total assets** | | **19,614** | 15,591 | 16,262 |
| **Non-current liabilities** | | | | |
| Loans and overdrafts | | **(2,509)** | (2,393) | (2,113) |
| Creditors | | **(787)** | (484) | (464) |
| Retirement benefit obligations | 7 | **(4,112)** | (2,918) | (3,210) |
| Other financial liabilities | | **(48)** | — | — |
| Deferred tax liabilities | | **(14)** | — | (14) |
| Provisions | | **(424)** | (194) | (241) |
| | | **(7,894)** | (5,989) | (6,042) |
| **Current liabilities** | | | | |
| Loans and overdrafts | | **(2,084)** | (994) | (951) |
| Creditors | | **(6,162)** | (5,191) | (6,154) |
| Other financial liabilities | | **(114)** | — | — |
| Corporation tax | | **(251)** | (195) | (200) |
| Provisions | | **(185)** | (213) | (250) |
| | | **(8,796)** | (6,593) | (7,555) |
| **Total liabilities** | | **(16,690)** | (12,582) | (13,597) |
| **Net assets** | | **2,924** | 3,009 | 2,665 |
| **Capital and reserves** | | | | |
| Issued share capital | | **80** | 143 | 143 |
| Share premium | | **767** | 412 | 412 |
| Equity option of convertible preference shares | | **78** | — | — |
| Other reserves | | **4,802** | 5,339 | 5,438 |
| Profit and loss reserve | | **(2,814)** | (2,894) | (3,338) |
| **Equity shareholders' funds** | 8 | **2,913** | 3,000 | 2,655 |
| Minority interests | | **11** | 9 | 10 |
| **Total equity** | | **2,924** | 3,009 | 2,665 |

# Consolidated cash flow statement

| | Notes | **Six months to 30 June 2005 Unaudited £m** | Six months to 30 June 2004 Unaudited £m | Year to 31 December 2004 Unaudited £m |
|---|---|---|---|---|
| **Operating activities** | | | | |
| Cash flow from operating activities | 9 | **586** | 268 | 2,350 |
| Interest paid | | **(150)** | (90) | (197) |
| Interest element of finance lease rental payments | | **(10)** | (16) | (27) |
| Taxation paid | | **(17)** | (23) | (31) |
| **Net cash flow from operating activities** | | **409** | 139 | 2,095 |
| Dividends received from equity accounted investments | | **82** | 44 | 69 |
| Interest received | | **105** | 25 | 66 |
| Additions to tangible fixed assets | | **(173)** | (57) | (346) |
| Additions to intangible fixed assets | | **(4)** | — | (20) |
| Sale of tangible fixed assets | | **16** | 30 | 131 |
| Purchase of fixed asset investments | | **(14)** | — | (50) |
| Purchase of subsidiary undertakings | 12 | **(2,227)** | (14) | (663) |
| Net cash acquired with subsidiary undertakings | 12 | **136** | — | 113 |
| Sale of subsidiary undertakings | 4 | **448** | — | — |
| Cash and cash equivalents disposed of with subsidiary undertakings | 4 | **1** | — | — |
| Sale of equity accounted investments | 6 | **125** | — | — |
| Net sale/(purchase) of other deposits/securities | | **59** | (48) | (51) |
| **Net cash flow from investing activities** | | **(1,446)** | (20) | (751) |
| Capital element of finance lease rental payments | | **(73)** | (86) | (141) |
| Proceeds from issue of share capital | | **358** | — | — |
| Equity dividends paid | | **(186)** | (168) | (281) |
| Dividends paid on preference shares[1] | | **—** | (10) | (21) |
| Cash inflow from loans | | **976** | 34 | — |
| Cash outflow from repayment of loans | | **(283)** | — | (219) |
| **Net cash flow from financing activities** | | **792** | (230) | (662) |
| **(Decrease)/increase in cash and cash equivalents** | | **(245)** | (111) | 682 |
| **Cash and cash equivalents at start of period** | | **1,650** | 970 | 970 |
| Effect of foreign exchange rate changes on cash and cash equivalents | | **3** | (4) | (2) |
| ***Cash and cash equivalents at end of period*** | | **1,408** | 855 | 1,650 |
| **Cash and cash equivalents comprise:** | | | | |
| Cash and cash equivalents | | **1,705** | 871 | 1,651 |
| Bank overdrafts | | **(297)** | (16) | (1) |
| | | **1,408** | 855 | 1,650 |

1 On adoption of IAS 32 at 1 January 2005, the cumulative preference shares are considered to be a compound financial instrument consisting of both a debt component and an equity component. Consequently, from this date, the preference share dividend is presented within interest paid.

# Consolidated statement of recognised income and expense

| | **Six months to 30 June 2005 Unaudited £m** | Six months to 30 June 2004 Unaudited £m | Year to 31 December 2004 Unaudited £m |
|---|---|---|---|
| **Adoption of IAS 32 and IAS 39**[1] | **422** | — | — |
| **Profit for the period** | **318** | 69 | 3 |
| **Other recognised income and expense for the period** | | | |
| Currency translation on foreign currency net investments: | | | |
| Subsidiaries | **66** | 12 | (56) |
| Equity accounted investments | **(47)** | (67) | (59) |
| Change in fair value of Exchange Property[1] | **—** | (85) | 13 |
| Adjustment to interest in net assets of Saab AB | **—** | — | 2 |
| Derivative financial instruments | **(480)** | — | — |
| Actuarial losses on defined benefit pension schemes | **(589)** | (607) | (949) |
| Tax on items taken directly to equity | **389** | 177 | 316 |
| **Total recognised income and expense for the period** | **(343)** | (501) | (730) |
| **Total recognised income and expense** | **79** | (501) | (730) |
| **Attributable to:** | | | |
| Equity shareholders | **78** | (500) | (730) |
| Minority interest | **1** | (1) | — |
| | **79** | (501) | (730) |

1 As stated in note 1, the group has adopted IAS 32 and IAS 39 with effect from 1 January 2005. Prior year comparative data has not been restated and is presented in accordance with UK GAAP.

# Notes to the interim report

## 1 Accounting policies

**Basis of preparation**

These financial statements are the unaudited interim consolidated financial statements of BAE Systems plc (the group) for the six months ended 30 June 2005. The financial information does not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985, and should be read in conjunction with the Annual Report for the year ended 31 December 2004 and the document published on 28 April 2005 by the group that explains the impact of adopting International Financial Reporting Standards (IFRS). The document includes reconciliations of UK GAAP as reported in the Annual Report for the year ended 31 December 2004 to the IFRS comparative figures used in this Interim Statement. The document is available on the group's investor relations website at www.baesystems.com.

Following the EU's adoption of IFRS, the group has adopted IFRS in its consolidated accounts for accounting periods from 1 January 2005. The financial information for the six months ended 30 June 2005 has been prepared in accordance with all IFRSs, including Standing Interpretations Committee and International Financial Reporting Interpretations Committee interpretations, expected to be effective for the group's reporting for the year ended 31 December 2005. These are subject to ongoing review and endorsement by the EU or possible amendment by interpretative guidance from the International Accounting Standards Board (IASB) and are therefore still subject to change.

The financial information set out in this interim statement has been prepared in accordance with the accounting policies published in the IFRS transition document. In preparing this financial information, the group has decided to adopt early the amendment issued in December 2004 to IAS 19 Employee Benefits - Actuarial Gains and Losses, Group Plans and Disclosures, which the group has assumed will be adopted by the EU such that it will be available for use in the annual IFRS financial statements for the year ending 31 December 2005.

In November 2004, the EU endorsed a reduced version of the IAS 39 Financial Instruments: Recognition and Measurement (IAS 39) standard as issued previously by the IASB. With effect from 1 January 2005, the group has adopted IAS 39 in accordance with the guidance issued by the IASB. The effect of adopting IAS 39 at 1 January 2005 is presented as a movement in the group's consolidated statement of recognised income and expense for 2005.

The restated financial information for the six months to 30 June 2004 and the year to 31 December 2004 has been prepared on the same basis with the exception of IAS 32 Financial Instruments: Disclosure and Presentation (IAS 32) and IAS 39 that have been applied from 1 January 2005. The comparative financial information for financial assets and financial liabilities are accounted for on the basis of UK Generally Accepted Accounting Practices (UK GAAP).

The comparative figures for the financial year ended 31 December 2004 are not the company's statutory accounts for that financial year. Those accounts, which were prepared under UK GAAP, have been reported on by the company's auditors and delivered to the registrar of companies. The report of the auditors was unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

These consolidated interim financial statements were approved for issue by the board of directors on 6 September 2005.

## 2 Segmental analysis

A number of changes have been made to the group's organisational structure since December 2004 including changes resulting from the Eurosystems transaction completed earlier this year. A restatement of reporting business groups was published on 10 June 2005 and is available from the group's investor relations website at www.baesystems.com.

**Analysis by business group**

| | Sales | | Less: adjustment for share of equity accounted investments | | Add: sales to equity accounted investments | | Revenue | |
|---|---|---|---|---|---|---|---|---|
| | **Six months to 30 June 2005 Unaudited £m** | Six months to 30 June 2004 Unaudited £m | **Six months to 30 June 2005 Unaudited £m** | Six months to 30 June 2004 Unaudited £m | **Six months to 30 June 2005 Unaudited £m** | Six months to 30June 2004 Unaudited £m | **Six months to 30 June 2005 Unaudited £m** | Six months to 30 June 2004 Unaudited £m |
| Electronics, Intelligence & Support | **1,715** | 1,468 | **(8)** | (4) | **12** | 13 | **1,719** | 1,477 |
| Land & Armaments | **337** | 133 | **—** | — | **—** | 7 | **337** | 140 |
| Programmes | **1,207** | 834 | **(585)** | (316) | **585** | 317 | **1,207** | 835 |
| Customer Solutions & Support | **1,279** | 1,444 | **(189)** | (178) | **27** | 44 | **1,117** | 1,310 |
| Integrated Systems & Partnerships | **722** | 810 | **(542)** | (667) | **6** | — | **186** | 143 |
| Commercial Aerospace | **1,660** | 1,446 | **(1,531)** | (1,316) | **82** | 62 | **211** | 192 |
| HQ and other businesses | **34** | 46 | **—** | — | **3** | 2 | **37** | 48 |
| | **6,954** | 6,181 | **(2,855)** | (2,481) | **715** | 445 | **4,814** | 4,145 |
| Intra-group sales | **(181)** | (219) | **—** | — | **—** | — | **(181)** | (219) |
| | **6,773** | 5,962 | **(2,855)** | (2,481) | **715** | 445 | **4,633** | 3,926 |

| | EBITA | | Amortisation of intangible assets | | Goodwill impairment | | Segment result | |
|---|---|---|---|---|---|---|---|---|
| | **Six months to 30 June 2005 Unaudited £m** | Six months to 30 June 2004 Unaudited £m | **Six months to 30 June 2005 Unaudited £m** | Six months to 30 June 2004 Unaudited £m | **Six months to 30 June 2005 Unaudited £m** | Six months to 30June 2004 Unaudited £m | **Six months to 30 June 2005 Unaudited £m** | Six months to 30 June 2004 Unaudited £m |
| Electronics, Intelligence & Support | **151** | 117 | **(4)** | — | **—** | (16) | **147** | 101 |
| Land & Armaments | **8** | (2) | **(10)** | — | **—** | — | **(2)** | (2) |
| Programmes | **88** | (7) | **(3)** | (2) | **—** | — | **85** | (9) |
| Customer Solutions & Support | **185** | 249 | **—** | — | **—** | — | **185** | 249 |
| Integrated Systems & Partnerships | **17** | 24 | **(1)** | — | **—** | — | **16** | 24 |
| Commercial Aerospace | **154** | 117 | **(1)** | — | **—** | — | **153** | 117 |
| HQ and other businesses | **(37)** | (28) | **—** | — | **—** | — | **(37)** | (28) |
| | **566** | 470 | **(19)** | (2) | **—** | (16) | **547** | 452 |
| Less: financial income/(expense) of equity accounted investments | | | | | | | **6** | (9) |
| taxation expense of equity accounted investments | | | | | | | **(65)** | (51) |
| **Operating profit** | | | | | | | **488** | 392 |

**Analysis by geographic destination**

| | Sales | | Revenue | |
|---|---|---|---|---|
| | **Six months to 30 June 2005 Unaudited £m** | Six months to 30 June 2004 Unaudited £m | **Six months to 30 June 2005 Unaudited £m** | Six months to 30 June 2004 Unaudited £m |
| United Kingdom | **1,366** | 1,183 | **1,103** | 893 |
| Rest of Europe | **1,481** | 1,154 | **902** | 515 |
| Middle East | **694** | 990 | **614** | 847 |
| USA and Canada | **2,493** | 2,057 | **1,779** | 1,451 |
| Asia and Pacific | **536** | 484 | **204** | 184 |
| Africa, Central and South America | **203** | 94 | **31** | 36 |
| | **6,773** | 5,962 | **4,633** | 3,926 |

# 3 Finance costs

| | Six months to 30 June 2005 Unaudited £m | Six months to 30 June 2004 Unaudited £m | Year to 31 December 2004 Unaudited £m |
|---|---|---|---|
| Interest income | **76** | 26 | 57 |
| Net present value adjustments | **6** | 5 | 10 |
| Expected return on pension scheme assets | **334** | 238 | 542 |
| Net gain on remeasurement of financial instruments at fair value through profit or loss[1] | **147** | — | — |
| Foreign exchange gains[1] | **47** | — | — |
| **Financial income** | **610** | 269 | 609 |
| Interest expense: | | | |
| On bank loans and overdrafts | **(10)** | (4) | (11) |
| On finance leases | **(11)** | (13) | (25) |
| On bonds and other financial instruments | **(133)** | (98) | (190) |
| On preference debt[1] | **(14)** | — | — |
| Net present value adjustments | **—** | (4) | (11) |
| Interest charge on pension scheme liabilities | **(335)** | (226) | (521) |
| Net loss on remeasurement of investments at fair value through profit or loss[1] | **(23)** | — | — |
| Net loss on remeasurement of financial instruments at fair value through profit or loss[1] | **(121)** | — | — |
| Foreign exchange losses[1] | **(25)** | — | — |
| **Financial expense** | **(672)** | (345) | (758) |
| **Finance costs** | **(62)** | (76) | (149) |

1 As stated in note 1, the group has adopted IAS 32 and IAS 39 with effect from 1 January 2005. Prior year comparative data has not been restated and is presented in accordance with UK GAAP. The foreign exchange gains/losses shown above reflect foreign currency translational differences on certain balance sheet items. These gains/losses are partially offset by the movements in the related fair value hedges which are reported through net loss/gain on remeasurement of financial instruments at fair value through profit or loss.

**Additional analysis of finance costs**

| | Six months to 30 June 2005 Unaudited £m | Six months to 30 June 2004 Unaudited £m | Year to 31 December 2004 Unaudited £m |
|---|---|---|---|
| Finance costs - group | **(62)** | (76) | (149) |
| Finance costs - share of equity accounted investments | **6** | (9) | (27) |
| | **(56)** | (85) | (176) |
| Split between: | | | |
| Net interest: | | | |
| Interest income | **76** | 26 | 57 |
| Interest expense | **(168)** | (115) | (226) |
| Net present value adjustments | **6** | 1 | (1) |
| Share of equity accounted investments | **(10)** | (10) | (30) |
| | **(96)** | (98) | (200) |
| Other finance costs - group | **24** | 12 | 21 |
| Other finance costs - share of equity accounted investments | **16** | 1 | 3 |
| | **(56)** | (85) | (176) |

## 4 Eurosystems

On 29 April 2005, the group announced the completion of the Eurosystems transaction with Finmeccanica SpA.

The Eurosystems transaction comprised the sale of BAE Systems Avionics Limited and the UK communications business, and the dissolution of AMS, the 50/50 joint venture of BAE Systems and Finmeccanica.

**Discontinued operations**

BAE Systems Avionics Limited and Galileo Avionica SpA merged to form a new Avionics business owned 75% by Finmeccanica and 25% by BAE Systems. The resultant 25% interest in the newly merged business is subject to a put option exercisable by BAE Systems in the three month period from the beginning of June 2007 and a call option by Finmeccanica at any time to August 2007. At completion, BAE Systems received the adjusted amount of £463m: net consideration of £374m, of which £13m was held in escrow at 30 June 2005, plus £89m working capital adjustment. BAE Systems will receive a further amount of £268m upon the exercise of either the put or call option over the remaining 25% stake. Accordingly, the group is treating the remaining amount of £223m, after discounting to the balance sheet date, as deferred consideration.

BAE Systems sold its UK communications business to Selenia Communications Limited, a wholly owned subsidiary of Finmeccanica, for £25.4m in cash.

The results from the discontinued operations, which have been included in the consolidated income statement, are derived as follows:

| | **Six months to 30 June 2005 Unaudited £m** | Six months to 30 June 2004 Unaudited £m | Year to 31 December 2004 Unaudited £m |
|---|---|---|---|
| Revenue | **111** | 169 | 365 |
| Expenses | **(127)** | (168) | (328) |
| EBITA | **(16)** | 1 | 37 |
| Goodwill impairment | **—** | (173) | (484) |
| Finance costs, net | **(3)** | — | — |
| Loss before tax | **(19)** | (172) | (447) |
| Tax | **(1)** | 4 | (7) |
| Retained loss for the period | **(20)** | (168) | (454) |
| Loss on disposal of discontinued operations | **(6)** | — | — |
| **Loss for the period from discontinued operations** | **(26)** | (168) | (454) |

The assets and liabilities of the discontinued operations were as follows:

| | **2005 Unaudited £m** |
|---|---|
| Intangible assets | **731** |
| Property, plant and equipment | **87** |
| Inventories | **104** |
| Debtors, including amounts due from customers for contract work | **172** |
| Deferred tax assets | **4** |
| Cash and cash equivalents, net of overdrafts | **(1)** |
| Creditors | **(354)** |
| Provisions | **(32)** |
| **Net assets and liabilities** | **711** |
| Consideration : BAE Systems Avionics Limited (including working capital adjustment) | **686** |
| UK communications business | **25** |
| | **711** |
| Less: deferred consideration | **(223)** |
| escrow cash | **(13)** |
| Total consideration received, in cash | **475** |
| Transaction costs paid | **(27)** |
| **Net cash inflow from sale of subsidiary undertakings** | **448** |
| Net cash inflow from sale of subsidiary undertakings | **448** |
| Net debt disposed of with subsidiary undertakings | **1** |
| | **449** |

**Continuing operations**

The 50/50 joint venture of BAE Systems and Finmeccanica was dissolved whereby BAE Systems acquired AMS's UK operations and Finmeccanica acquired AMS's Italian operations. At completion, BAE Systems paid Finmeccanica an equalising amount of £50.5m in cash to account for the difference in value between AMS's UK and Italian operations. In addition, Finmeccanica acquired AMS's UK Air Traffic Management business for a net cash consideration of £8.9m (see note 12).

## 5 Earnings per share

| | Six months to 30 June 2005 Unaudited | | | | Six months to 30 June 2004 Unaudited | | Year to 31 December 2004 Unaudited | |
|---|---|---|---|---|---|---|---|---|
| | £m | Basic pence per share | £m | Diluted pence per share | £m | Basic and diluted pence per share | £m | Basic and diluted pence per share |
| Profit for the period attributable to equity shareholders | **317** | | **317** | | 69 | | 2 | |
| Add back/(deduct) preference dividends[1] | **—** | | **14** | | (10) | | (21) | |
| Profit/(loss) for the period after adjusting for preference dividends | **317** | **10.1** | **331** | **10.0** | 59 | 1.9 | (19) | (0.6) |
| Represented by: | | | | | | | | |
| *Continuing operations* | **343** | **10.9** | **357** | **10.8** | 227 | 7.4 | 435 | 14.2 |
| *Discontinued operations* | **(26)** | **(0.8)** | **(26)** | **(0.8)** | (168) | (5.5) | (454) | (14.8) |
| Add back/(deduct): | | | | | | | | |
| Net financing charge/(credit) on pensions, post tax[2] | **1** | | **1** | | (9) | | (15) | |
| Uplift on acquired inventories, post tax[3] | **4** | | **4** | | — | | 4 | |
| Market value movements on derivatives, post tax[4] | **(30)** | | **(30)** | | — | | — | |
| Amortisation of intangible assets | **19** | | **19** | | 2 | | 13 | |
| Impairment of goodwill | **—** | | **—** | | 189 | | 581 | |
| **Underlying earnings** | **311** | **9.9** | **325** | **9.9** | 241 | 7.9 | 564 | 18.4 |
| Represented by: | | | | | | | | |
| Continuing operations | **337** | **10.7** | **351** | **10.7** | 236 | 7.7 | 534 | 17.4 |
| Discontinued operations | **(26)** | **(0.8)** | **(26)** | **(0.8)** | 5 | 0.2 | 30 | 1.0 |
| | **311** | **9.9** | **325** | **9.9** | 241 | 7.9 | 564 | 18.4 |

| | Millions | Millions | Millions | Millions |
|---|---|---|---|---|
| **Weighted average number of shares used in calculating earnings per share** | **3,152** | **3,152** | 3,057 | 3,058 |
| Add: | | | | |
| Incremental shares in respect of employee share schemes | **—** | **19** | — | — |
| Incremental shares in respect of convertible preference shares | **—** | **127** | — | — |
| | **3,152** | **3,298** | 3,057 | 3,058 |

Underlying earnings per share is presented in addition to that required by IAS 33 Earnings per share (IAS 33) as the directors consider that this gives a more appropriate indication of underlying performance.

In accordance with IAS 33 the 2004 diluted earnings per share calculations are without reference to adjustments in respect of options and convertible preference shares, as assumed conversion would be anti-dilutive.

1 As stated in note 1, the group has adopted IAS 32 with effect from 1 January 2005. As a result, the preference dividend previously reported as a current period charge to equity is now reported within financial expense. In accordance with IFRS 1 First time Adoption of IFRS, comparative data has not been restated.

2 The net financing charge/(credit) on pensions included in finance costs comprises the net of the expected returns on scheme assets and the interest cost of discounting the pension liabilities. Given the volatility of this item it has been excluded when determining underlying earnings.

3 IFRS 3 requires the value of acquired inventories to be uplifted by the profit on those acquired inventories at acquisition thus reducing profits post acquisition.

4 The market value movements on derivatives comprises both the net gains/(losses) on remeasurement of financial instruments/investments at fair value through profit or loss, and the net foreign exchange gains/(losses) due to the mark-to-market principles therein and the resultant non-cash volatility.

## 6 Equity accounted investments

| | Share of net assets Unaudited £m | Purchased goodwill Unaudited £m | Carrying value Unaudited £m |
|---|---|---|---|
| At 31 December 2004 | (154) | 1,623 | 1,469 |
| Adoption of IAS 39 | 770 | — | 770 |
| At 1 January 2005 | 616 | 1,623 | 2,239 |
| Share of results after tax | 144 | — | 144 |
| Acquired through acquisition | 20 | — | 20 |
| Disposal | 140 | (136) | 4 |
| Reduction in shareholding | (62) | (68) | (130) |
| Dividends receivable | (82) | — | (82) |
| Market value adjustments in respect of derivative financial instruments | (343) | — | (343) |
| Actuarial losses on defined benefit pension schemes | (24) | — | (24) |
| Foreign exchange adjustment | (35) | (12) | (47) |
| **At 30 June 2005** | 374 | 1,407 | 1,781 |

As stated in note 1, the group has adopted IAS 39 from 1 January 2005. As a result, the group is required to recognise its share of the market value of the equity accounted investments' derivative contracts as at 1 January 2005.

On 25 February 2005, the group announced the sale of 13.2 million B series shares in the capital of Saab AB for a net consideration of £125m. Following the sale and subsequent conversion of 1.2m A series shares to B series shares and the exercise of the over allotment option of a further 1.8m B series shares, BAE Systems owns 20.5% of Saab AB.

## 7 Post retirement benefit schemes

The group has decided to adopt early the amendment issued in December 2004 to IAS 19 Employee Benefits - Actuarial Gains and Losses, Group Plans and Disclosures (IAS 19), and has allocated an appropriate share of the IAS 19 pension deficit to the equity accounted investments using a consistent method of allocation. The group's share of the IAS 19 pension deficit allocated to the equity accounted investments is included in the balance sheet within equity accounted investments.

| | Total Unaudited £m |
|---|---|
| Deficit in UK and US defined benefit pension schemes at 1 January 2005 (Assets of £10,148m less liabilities of £14,409m) | (4,261) |
| Transfers arising on acquisitions | (92) |
| Actual return on assets above expected return | 221 |
| Increase in liabilities due to changes in assumptions | (884) |
| Other movements | 17 |
| Deficit in UK and US defined benefit pension schemes at 30 June 2005 (Assets of £11,181m less liabilities of £16,180m) | (4,999) |
| US healthcare schemes | (65) |
| Other schemes | (70) |
| **Total IAS 19 deficit** | (5,134) |
| Allocated to equity accounted investments | 1,024 |
| **Group's share of IAS 19 deficit** | (4,110) |
| Related deferred tax asset | 1,297 |
| **Net pension liability at 30 June 2005** | (2,813) |
| Pension debtors (within non-current debtors) | 2 |
| Retirement benefit obligations | (4,112) |
| | 4,110 |

The increase in liabilities of £884m mainly reflects a decrease in the UK real discount rate from 2.6% to 2.3% and a decrease in the US real discount rate from 2.9% to 2.3%.

# 8 Reserves

| | Equity shareholders' funds | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Issued share capital Unaudited £m | Share premium Unaudited £m | Equity option of preference shares Unaudited £m | Other reserves Unaudited £m | Profit and loss reserve[3] Unaudited £m | Total Unaudited £m | Minority interests Unaudited £m | Total equity Unaudited £m |
| **At 1 January 2004** | 143 | 412 | — | 5,425 | (2,301) | 3,679 | 10 | 3,689 |
| Total recognised income and expense | — | — | — | (86) | (415) | (501) | (1) | (502) |
| Ordinary share dividends | — | — | — | — | (168) | (168) | — | (168) |
| Preference share dividends | — | — | — | — | (10) | (10) | — | (10) |
| **At 30 June 2004** | 143 | 412 | — | 5,339 | (2,894) | 3,000 | 9 | 3,009 |
| Total recognised income and expense | — | — | — | 99 | (328) | (229) | 1 | (228) |
| Share based payments | — | — | — | — | 8 | 8 | — | 8 |
| Ordinary share dividends | — | — | — | — | (113) | (113) | — | (113) |
| Preference share dividends | — | — | — | — | (11) | (11) | — | (11) |
| **At 31 December 2004** | 143 | 412 | — | 5,438 | (3,338) | 2,655 | 10 | 2,665 |
| Adoption of IAS 32 and IAS 39 | (66) | — | 78 | — | 410 | 422 | — | 422 |
| **At 1 January 2005** | 77 | 412 | 78 | 5,438 | (2,928) | 3,077 | 10 | 3,087 |
| Total recognised income and expense | — | — | — | — | (343) | (343) | 1 | (342) |
| Reclassification[1] | — | — | — | (636) | 636 | — | — | — |
| Share based payments | — | — | — | — | 7 | 7 | — | 7 |
| Shares issued[2] | 3 | 355 | — | — | — | 358 | — | 358 |
| Ordinary share dividends | — | — | — | — | (186) | (186) | — | (186) |
| **At 30 June 2005** | 80 | 767 | 78 | 4,802 | (2,814) | 2,913 | 11 | 2,924 |

1 As at 31 December 2004, other reserves of £5,438m included the Exchange Property reserve of £636m which represented the unrealised gain on the group's holdings in the shares of Vodafone Group plc that arose on uplifting the shares from historical cost to market value at that date. On adoption of IAS 32, and in accordance with IFRS 1, the group's holding in these shares was designated as a financial asset at fair value through profit or loss. As a result, from 1 January 2005, movements in the market value of these shares will be recorded through the income statement. Accordingly, the Exchange Property reserve as at 31 December 2004 has been reclassifed into profit and loss reserve.

2 On 7 March 2005 the company placed 150 million new ordinary shares of 2.5 pence each at a price of 240 pence per Placing Share, raising £360m before expenses. The shares were issued credited as fully paid and rank pari passu in all respects with the company's exisiting ordinary shares. The shares were admitted to listing on the Official List of the UK Listing Authority and admitted to trading on the London Stock Exchange plc's market for listed securities on 10 March 2005.

3 Within the profit and loss reserve is a deduction for the value of own shares of £5m (31 December 2004 £7m) held by the BAE Systems ESOP Trust.

## 9 Cash flow from operating activities

| | Six months to 30 June 2005 Unaudited £m | Six months to 30 June 2004 Unaudited £m | Year to 31 December 2004 Unaudited £m |
|---|---|---|---|
| **Profit/(loss) for period (after tax)** | | | |
| Continuing operations | **344** | 237 | 457 |
| Discontinued operations | **(26)** | (168) | (454) |
| | **318** | 69 | 3 |
| Taxation expense | **83** | 75 | 175 |
| Share of results of equity accounted investments | **(144)** | (93) | (216) |
| Net finance costs | **65** | 76 | 149 |
| Depreciation, amortisation and impairment | **181** | 321 | 868 |
| Gain on disposal of fixed assets | **(6)** | (8) | (35) |
| Loss on disposal of business - continuing operations | **5** | — | — |
| Loss on disposal of business - discontinued operations | **6** | — | — |
| Impairment of other investments | **—** | 5 | 5 |
| Cost of equity-settled employee share schemes | **26** | 12 | 18 |
| Movements in provisions | **(3)** | 4 | 36 |
| Increase in liabilities for pensions | **—** | (12) | (7) |
| (Increase)/decrease in working capital | | | |
| Inventories | **35** | (78) | (58) |
| Debtors | **(52)** | (3) | 703 |
| Creditors | **72** | (100) | 709 |
| **Cash flow from operating activities** | **586** | 268 | 2,350 |

## 10 Reconciliation of operating business cash flow

| | Six months to 30 June 2005 Unaudited £m | Six months to 30 June 2004 Unaudited £m | Year to 31 December 2004 Unaudited £m |
|---|---|---|---|
| Cash flow from operating activities | **586** | 268 | 2,350 |
| Additions to tangible fixed assets | **(173)** | (57) | (346) |
| Additions to intangible fixed assets | **(4)** | — | (20) |
| Sale of tangible fixed assets | **16** | 30 | 131 |
| Purchase of fixed asset investments | **(14)** | — | (50) |
| Dividends from equity accounted investments | **82** | 44 | 69 |
| **Operating business cash flow** | **493** | 285 | 2,134 |
| Electronics, Intelligence & Support | **173** | 118 | 190 |
| Land & Armaments | **(50)** | (54) | 60 |
| Programmes | **(88)** | (145) | 442 |
| Customer Solutions & Support | **429** | 332 | 1,102 |
| Integrated Systems & Partnerships | **(106)** | (40) | 59 |
| Commercial Aerospace | **294** | 120 | 226 |
| HQ and other businesses | **(130)** | (12) | 82 |
| Discontinued operations | **(29)** | (34) | (27) |
| **Operating business cash flow** | **493** | 285 | 2,134 |

# 11 Movement in net debt as defined by the group

| | Notes | Six months to 30 June 2005 Unaudited £m | Six months to 30 June 2004 Unaudited £m | Year to 31 December 2004 Unaudited £m |
|---|---|---|---|---|
| Opening net debt as defined by the group | | **(668)** | (1,806) | (1,806) |
| Adoption of IAS 32 and IAS 39 | | **(283)** | — | — |
| Restated opening net debt as defined by the group | | **(951)** | (1,806) | (1,806) |
| *Operating business cash flow* | | **493** | 285 | 2,134 |
| *Interest and preference dividends* | | **(55)** | (91) | (179) |
| *Taxation* | | **(17)** | (23) | (31) |
| Free cash inflow | | **421** | 171 | 1,924 |
| Acquisitions and disposals[1] | | **(1,517)** | (14) | (550) |
| Debt acquired on acquisition of subsidiary undertaking[1] | | **(283)** | — | (80) |
| Proceeds from issue of share capital | | **358** | — | — |
| Equity dividends paid | | **(186)** | (168) | (281) |
| Other non-cash movements | | **56** | (85) | 9 |
| Foreign exchange | | **(131)** | 43 | 129 |
| Movement in cash on customers' account | | **(6)** | (19) | (13) |
| **Closing net debt as defined by the group** | | **(2,239)** | (1,878) | (668) |
| Other investments - current | | **673** | 662 | 763 |
| Cash and cash equivalents | | **1,705** | 871 | 1,651 |
| Loans - non current | | **(2,509)** | (2,393) | (2,113) |
| *Loans - current* | | **(1,787)** | (978) | (950) |
| *Overdrafts - current* | | **(297)** | (16) | (1) |
| Loans and overdrafts - current | | **(2,084)** | (994) | (951) |
| Cash on customers' account (included within creditors) | | **(24)** | (24) | (18) |
| **Closing net debt as defined by the group** | | **(2,239)** | (1,878) | (668) |

1 Additional analysis:

| | Notes | £m |
|---|---|---|
| Acquisitions and disposals | | **(1,517)** |
| Debt acquired on acquisition of subsidiary undertakings | | **(283)** |
| | | **(1,800)** |
| Analysed between: | | |
| Acquisition of UDI | 12 | **(2,328)** |
| Eurosystems | | |
| - *discontinued operations* | 4 | **449** |
| - *acquisition of Integrated System Technologies* | 12 | **(46)** |
| | | **403** |
| Reduction in interest in Saab AB | 6 | **125** |
| | | **(1,800)** |

## 12 Acquisitions

On 24 June 2005, the group completed the acquisition of 100% of the issued share capital of United Defense Industries, Inc (UDI), in the US, for a consideration of £2,214m. Provisional goodwill arising on consolidation amounted to £2,014m. UDI is a leader in the design, development and production of combat vehicles, artillery, naval guns, missile launchers and precision munitions used by the US Department of Defense and its allies worldwide and the largest US non-nuclear ship repair, modernisation, overhaul and conversion company.

| | Book value Unaudited £m | Accounting policy alignments Unaudited £m | Fair value adjustments Unaudited £m | Fair value Unaudited £m |
|---|---|---|---|---|
| **Net assets acquired** | | | | |
| Intangible assets | — | — | 355 | 355 |
| Property, plant and equipment | 114 | — | 52 | 166 |
| Inventories | 201 | (100) | 46 | 147 |
| Debtors | 165 | (2) | 2 | 165 |
| Corporation tax recoverable | 15 | — | — | 15 |
| Deferred tax assets | 1 | — | (1) | — |
| Retirement benefit obligation, net | 40 | (132) | — | (92) |
| Other investments | 2 | — | — | 2 |
| Cash and cash equivalents | 168 | — | — | 168 |
| Overdrafts | (28) | — | — | (28) |
| Loans | (283) | — | — | (283) |
| Creditors | (352) | 120 | (2) | (234) |
| Other financial liabilities | — | — | — | — |
| Deferred tax liabilities | (12) | 43 | (134) | (103) |
| Provisions | (62) | (2) | (14) | (78) |
| | (31) | (73) | 304 | 200 |
| **Provisional goodwill arising** | | | | 2,014 |
| **Total consideration** | | | | 2,214 |
| Satisfied by: | | | | |
| Cash | | | | 2,185 |
| Directly attributable costs | | | | 29 |
| | | | | 2,214 |

**Cash flows in relation to acquisitions:**

| | UDI Unaudited £m | Integrated System Technologies Unaudited £m | Total Unaudited £m |
|---|---|---|---|
| Cash consideration | (2,185) | (42) | (2,227) |
| Cash and cash equivalents net of overdrafts acquired | 140 | (4) | 136 |
| Loans assumed | (283) | — | (283) |
| | (2,328) | (46) | (2,374) |

Provisional fair values have been assigned to the net assets acquired. These will be amended as necessary, in accordance with IFRS 3 Business Combinations, in light of subsequent knowledge or events to the extent that these reflect conditions as at the date of acquisition.

## 13 Aircraft financing contingent liabilities

| | **30 June 2005 Unaudited £m** | 1 January 2005 Unaudited £m | 31 December 2004 Unaudited £m |
|---|---|---|---|
| *Potential future cash flow payments in respect of aircraft financing obligations* | **583** | 628 | 755 |
| Anticipated aircraft values | **(565)** | (604) | (727) |
| Adjustments to net present value | **(5)** | (4) | (5) |
| Net exposure | **13** | 20 | 23 |
| Amount provided | **13** | 20 | 23 |

As stated in note 1, the group has adopted IAS 39 from 1 January 2005. As a result the group has restated the amounts shown above to the appropriate exchange rate as at 1 January 2005. There is no requirement to restate comparative information and this is presented in accordance with UK GAAP.

The group has provided residual value guarantees (RVGs) in respect of certain commercial aircraft sold. At 30 June 2005 the group's future payments in respect of these arrangements were £583m (31 December 2004 £755m). Certain of these financing obligations are covered by a Financial Risk Insurance Programme (FRIP) under which the company places reliance on insurance cover for the guaranteed aircraft values.

After taking account of the FRIP and independent appraisal valuations the directors consider that the group's net exposure to these guarantees is covered by the provisions held, on a net present value basis, and the residual values of the related aircraft.

The group is also exposed to actual and contingent liabilities arising from commercial aircraft financing and RVGs given by Saab AB and Airbus SAS. Provision is made against the expected net exposures on a net present value basis. The group's share of such exposure is limited to its percentage shareholding in each of these equity accounted investments.

## 14 Equity dividends

The directors are declaring an interim dividend of 4.0p per ordinary share (2004 3.7p).

The dividend has not been accrued as at 30 June 2005.

The dividend will be paid on 30 November 2005 to shareholders registered on 21 October 2005. The ex-dividend date is 19 October 2005.

Shareholders who do not at present participate in the company's Dividend Reinvestment Plan and wish to invest the interim dividend in shares should complete a mandate form for the Dividend Reinvestment Plan and return it to the registrars no later than 9 November 2005.

## 15 Events after the balance sheet date

In July 2005 the group raised $1.75bn through issues of $500m floating rate notes due 2008, $500m 4.75% notes due 2010 and $750m 5.2% notes due 2015. The proceeds were used to repay drawings on the $3bn acquisition facility dated 11 April 2005, which were used partially to finance the UDI acquisition.

The sale of the Precision Aerostructures business was completed on 3 August 2005 for a cash consideration of $16m.

## 16 Transition to International Financial Reporting Standards

As stated in note 1, the group published its transition document on 28 April 2005 explaining the balance sheet and income statement impact for the group of the transition to IFRS. Included within the document is a reconciliation of the income statement from UK GAAP to IFRS for the year ended 31 December 2004 and the six months ended 30 June 2004 and a reconciliation of equity at the transition date (1 January 2004), 31 December 2004, 30 June 2004 and 1 January 2005, the date of adoption of IAS 32 and IAS 39. The document also provides details of the group's accounting policies under IFRS that are expected to be effective at 31 December 2005, the exemptions applied by the group in accordance with IFRS 1 on transition to IFRS and the adjustments made on the adoption of IAS 32 and IAS 39 as at 1 January 2005.

The most significant changes at the date of transition to IFRS for the group between reporting on a UK GAAP basis and IFRS are as follows:
- the consolidation of the regional aircraft financing special purpose entities under IFRS;
- the recognition, on the balance sheet, of pension scheme liabilities, after allocation to joint ventures and associates;
- the inclusion of a fair value charge in respect of outstanding employee share options;
- the cessation of goodwill amortisation;
- no longer recognising proposed dividends as a liability at the balance sheet date.

The most significant changes on adoption of IAS 32 and IAS 39 are as follows:
- the recognition, on the balance sheet, of all financial instruments as either financial assets or financial liabilities;
- the separate accounting treatment as a liability of the embedded derivative in the Vodafone Exchangeable Bond;
- the reclassification of the debt component of the convertible preference shares as a liability.

In accordance with IFRS 1, the group is also required to provide an explanation of the material adjustments to the cash flow statement. This information has not previously been reported by the group and therefore detailed reconciliations have been separately published and are available on the group's investor relations web site at www.baesystems.com. The reconciliations are provided for the year ended 31 December 2004 and the six months ended 30 June 2004 and include the reformatting of the cash flow report from a UK GAAP format to an IFRS format and also the cash flow impact for each of the transitional adjustments.

# **Shareholder** information

**Registered office**
6 Carlton Gardens
London, SW1Y 5AD
United Kingdom
Telephone: +44 (0)1252 373232
Company website: www.baesystems.com

Registered in England & Wales, No. 1470151

**Registrars**
Lloyds TSB Registrars (0140)
The Causeway, Worthing
West Sussex, BN99 6DA
United Kingdom
Telephone: 0870 600 3982
(+44 121 415 7058 from outside the UK)

If you have any queries regarding your shareholding, please contact the registrars.

**Shareview service**
The Shareview service from our registrar, Lloyds TSB Registrars, gives shareholders:

- direct access to data held on their behalf on the share register including recent share movements and dividend details;
- the ability to change their address or dividend payment instructions on-line.

To sign up for Shareview you need the 'shareholder reference' printed on your proxy form or dividend stationery. There is no charge to register.

When you register with the site, you can register your preferred format (post or e-mail) for shareholder communications. If you select 'e-mail' as your mailing preference, you will be sent shareholder communications, such as proxy forms and annual/interim results by e-mail instead of post, as long as this option is available. If you have your dividends paid straight to your bank account, and you have selected 'e-mail' as your mailing preference, you can also collect your tax voucher electronically. Instead of receiving the paper tax voucher, you will be notified by e-mail with details of how to download your electronic version.

However, if you choose 'post' as your preference, you will be sent paper documents as usual.

Visit the site for more details: www.shareview.co.uk. Details of software and equipment requirements are given on the website.

**Shareholder dealing service**
Hoare Govett Limited offers a low cost postal dealing service enabling UK resident shareholders to buy or sell BAE Systems plc shares. Basic commission is 1%, subject to a minimum charge of £15.00. If you require further information please contact:

Hoare Govett Limited
Telephone: +44 (0)20 7678 8300

This notice has been approved by Hoare Govett Limited which is authorised and regulated by the Financial Services Authority.

**ShareGift**
The Orr Mackintosh Foundation operates a charity donation scheme for shareholders with small parcels of shares which may be uneconomic to sell. Details of the scheme are available from ShareGift at www.sharegift.org or by telephone on 020 7337 0501.

**Share price information**
Daily share prices are available in the UK on the FT Cityline service as follows:

**BAE Systems plc ordinary shares**
Telephone: 0906 003 1890

**BAE Systems plc preference shares**
Telephone: 0906 003 5174

(Calls are charged at 60p per minute at all times).

Alternatively you can view teletext or a similar service.

**Dividend reinvestment plan**
The company offers holders of its ordinary shares the option to elect to have their dividend reinvested in shares purchased in the market instead of cash. If you would like to make this election, please request a dividend reinvestment plan mandate from our registrars:

Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA
Telephone: 0870 241 3018
(+44 121 415 7058 from outside the UK)

**American Depositary Receipts**
The BAE Systems plc American Depositary Receipts (ADRs) are traded on the Over The Counter market (OTC) under the symbol BAESY. One ADR represents four BAE Systems plc ordinary shares.

JPMorgan Chase Bank is the depositary.

If you should have any queries, please contact:

JPMorgan Chase Bank, N.A.
JPMorgan Service Center
PO Box 43013, Providence
RI 02940-3013, USA
Telephone: +1 781 575 4328
Website: www.adr.com
Email: adr@jpmorgan.com

**Annual General Meeting**
The Annual General Meeting of BAE Systems plc will be held on 4 May 2006.

**BAE SYSTEMS plc**
6 Carlton Gardens
London SW1Y 5AD
United Kingdom
Telephone +44 (0)1252 373232

Registered in England and Wales No. 1470151

**Website details**
www.baesystems.com

**Front cover image**
Bradley A3 in action

09.05.INTERIM2005.076